UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NXP Semiconductors N.V.
(Name of Subject Company)

Elliott Associates, L.P.
Elliott International, L.P.
Paul E. Singer
Elliott Capital Advisors, L.P.
Elliott Special GP, LLC
Braxton Associates, Inc.
Elliott Asset Management LLC
Elliott International Capital Advisors Inc.
Hambledon, Inc.
Elliott Management Corporation
The Liverpool Limited Partnership
Liverpool Associates Ltd.
Elliott Advisors (UK) Limited
Manchester Securities Corp.
 (Name of Person(s) Filing Statement)

Common Shares, par value EUR 0.20 per share
(Title of Class of Securities)
N6596X109
(CUSIP Number of Class of Securities)
Richard M. Brand, Esq.
Braden K. McCurrach, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
(212) 504-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “NXP”). The Company’s principal executive offices are located at 60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands. The Company’s telephone number at this address is +31-40-2728686.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common shares, par value €0.20 per share, of the Company (the “Shares”). Based on the information set forth in the Company’s Interim Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2017, as of October 1, 2017, there were 339,029,827 Shares issued and outstanding.
Item 2.    Identity and Background of Filing Person.
Name and Address
Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), Braxton Associates, Inc., a Delaware corporation (“Braxton”), Elliott Asset Management LLC, a Delaware limited liability company (“Asset Management”), Elliott International Capital Advisors Inc., a Delaware corporation (“EICA”), Hambledon, Inc., a Cayman Islands corporation (“Hambledon”), Elliott Management Corporation, a Delaware corporation (“EMC”), The Liverpool Limited Partnership, a Bermuda limited partnership (“Liverpool”), Liverpool Associates Ltd., a Bermuda company (“Liverpool Associates”), Elliott Advisors (UK) Limited, a private limited company organized under the laws of the United Kingdom (“EAUK”), and Manchester Securities Corp., a New York corporation (“Manchester”) (collectively, “Elliott” or the “Filing Persons”), are the persons filing this Schedule 14D-9.
The business address of Elliott Associates, Singer, Capital Advisors, Special GP, Braxton, Asset Management, EMC and Manchester is 40 West 57th Street, New York, New York 10019. The business address of Elliott International, EICA and Hambledon is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies. The business address of Liverpool and Liverpool Associates is c/o Appleby Corporate Services (Bermuda) Ltd., Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Liverpool Associates also has a business address c/o Elliott Associates, 40 West 57th Street, New York, New York 10019. The business address of EAUK is Park House, 6th Floor, 116 Park Street, London W1K 6AF, United Kingdom. The business telephone number of each of the Filing Persons is (212) 974-6000.
As disclosed in the Schedule 13D filed by certain of the Filing Persons on August 4, 2017, Elliott believes the securities of the Company are significantly undervalued and represent an attractive investment opportunity.  Elliott believes that there are numerous opportunities to maximize shareholder value and Elliott has engaged, and intends to continue to engage in a dialogue with the Company’s management, Board of Directors, other shareholders or third parties, including potential acquirers, service providers and financing sources, regarding the Company’s business, operations, strategies, plans, strategic transactions (including the pending transaction between the Company and the Purchaser (as defined below) pursuant to the Purchase Agreement, dated as of October 27, 2016 (as it may be amended from time to time, the “Purchase Agreement”), by and between the Company and the Purchaser) and related matters.

Depending upon overall market conditions, other investment opportunities available to Elliott, and the availability of securities of the Company at prices that would make the purchase or sale of such securities desirable, Elliott may endeavor (i) to increase or decrease its position in the Company through, among other things, the purchase or sale of securities of the Company on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as Elliott may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Shares without affecting its beneficial ownership of Shares.

Elliott may develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and articles of association, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Company, strategic transactions involving the Company or certain of the Company’s businesses or assets (including the transactions contemplated by the Purchase Agreement and related matters), or may change its intention with respect to any and all such matters. Elliott intends to review its investment in the Company on a continuing basis and may from time to time in the future express its views to and/or meet with management, the Board, other shareholders or third parties, including potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Company, its assets or its securities.

Tender Offer
This Schedule 14D-9 relates to the tender offer (the “Tender Offer”) by Qualcomm River Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (the “Purchaser”), a wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Qualcomm”), as disclosed in the Tender Offer Statement on Schedule TO, filed by the Purchaser with the SEC on November 18, 2016 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all outstanding Shares at a price of $110.00 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (the “Purchase Price”), upon the terms and conditions set forth in the offer to purchase dated November 18, 2016 (the “Offer to Purchase”), a copy of which was attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which was attached as Exhibit (a)(1)(B) to the Schedule TO. In connection with the Tender Offer the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on November 18, 2016 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Company Schedule 14D-9”). The foregoing summary of the Tender Offer is qualified in its entirety by the descriptions contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the Company Schedule 14D-9. The Offer is being made pursuant to the Purchase Agreement.
The Schedule TO states that the office address of Qualcomm is 5775 Morehouse Drive, San Diego, California 92121-1714, and the telephone number is (858) 587-1121. The Schedule TO further states that the principal executive offices of the Purchaser are located at Science Park 400 Matrix II, 1098XH, Amsterdam, The Netherlands, and the telephone number is +31 20 571 121.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

The Filing Persons are not aware of any material agreement, arrangement or understanding or any material actual or potential conflict of interest between the Filing Persons or their affiliates and:  (1) the Company, its executive officers, directors or affiliates; or (2) the Purchaser, its executive officers, directors or affiliates.

Item 4.    The Solicitation or Recommendation.
Solicitation or Recommendation

On December 11, 2017, the Filing Persons issued a press release, a letter to NXP shareholders and an investor presentation expressing their views on the valuation of NXP, copies of which are filed as Exhibit 1, Exhibit 2 and Exhibit 3 hereto, respectively, and are incorporated by reference herein.

Intent to Not Tender

Neither the Filing Persons nor, to the knowledge of the Filing Persons, any of their executive officers, directors or affiliates intend to tender any of their Shares in the Tender Offer in its current form and in light of current market conditions.  The Filing Persons intend to review their investment in the Company on a continuing basis and may change their intention with respect to tendering such Shares based upon future events.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

Elliott has retained Okapi Partners LLC (“Okapi”) as information agent in connection with the Filing Persons’ recommendations regarding the Tender Offer. Elliott has agreed to pay compensation for such services and has agreed to reimburse Okapi for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

EAUK retained UBS Securities LLC (“UBS Investment Bank”) to act as exclusive financial advisor to EAUK and its affiliates in connection with the investment in NXP by or on behalf of certain funds for which EAUK is the sub-advisor, including, but not limited to, Elliott Associates and Elliott International and/or any of their respective direct or indirect subsidiary undertakings. EAUK has agreed to pay UBS Investment Bank: (i) a non-refundable base fee; (ii) a disclosure fee following certain public disclosures of UBS Investment Bank’s valuation or other analyses performed under its engagement; (iii) an incentive fee payable upon a change to the Purchase Price and, if applicable, certain third party acquisitions of or tender offers for Shares; and (iv) a discretionary fee payable by EAUK in its sole discretion. In addition, EAUK has agreed to reimburse UBS Investment Bank for all of its reasonable and documented out-of-pocket expenses in connection with its engagement and to indemnify UBS Investment Bank and related persons against various liabilities.

Except as set forth above, neither the Filing Persons nor any person acting on their behalf has employed, retained or compensated any person to make solicitations or recommendations to NXP’s shareholders on behalf of the Filing Persons in connection with the Tender Offer.

Item 6.    Interest in Securities of the Subject Company.

There have been no transactions in the Shares effected by the Filing Persons during the past 60 days.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Not applicable.

Item 8.    Additional Information to be Furnished.

Not applicable.

Item 9.    Exhibits.

Exhibit No.	Description

1	Press Release, dated December 11, 2017
2	Letter to Shareholders, dated December 11, 2017
3	Investor Presentation, dated December 11, 2017

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: December 11, 2017
ELLIOTT ASSOCIATES, L.P.

By:	Elliott Capital Advisors, L.P., as General Partner

By:	Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

ELLIOTT INTERNATIONAL, L.P.

By:	Elliott International Capital Advisors Inc., as Attorney-in-Fact

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

ELLIOTT CAPITAL ADVISORS, L.P.

By:	Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

ELLIOTT SPECIAL GP, LLC

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

BRAXTON ASSOCIATES INC.

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

ELLIOTT ASSET MANAGEMENT LLC

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

HAMBLEDON, INC.

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

ELLIOTT MANAGEMENT CORPORATION

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

THE LIVERPOOL LIMITED PARTNERSHIP

By:	Liverpool Associates, Ltd., as General Partner

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

LIVERPOOL ASSOCIATES LTD.

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

MANCHESTER SECURITIES CORP.

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

ELLIOTT ADVISORS (UK) LIMITED

By:	/s/ Gordon Singer
	Name:	Gordon Singer
	Title:	Director

/s/ Paul E. Singer
Paul E. Singer